Exhibit 18





May 10, 1996


Phillips Petroleum Company
Phillips Building
Bartlesville, Oklahoma 74004

Phillips Gas Company
First Interstate Tower, Suite 800
1300 Post Oak Boulevard
Houston, Texas 77056

Notes 2 of Notes to Financial Statements of Phillips Petroleum Company and Phillips Gas Company included in their Forms 10-Q for the three month period ended March 31, 1996, describe a change in the method of accounting for the depreciation of natural gas plants and systems of Phillips Gas Company, a subsidiary of Phillips Petroleum Company, from the unit-of-production method to the straight-line method. You have advised us that you believe that the change is to a preferable method in your circumstances because the change better reflects how the assets are expected to be used over time, provides a better matching of revenues and expenses, and is consistent with prevalent industry practice.

There are no authoritative criteria for determining a preferable depreciation method based on the particular circumstances; however, we conclude that the change in the method of accounting for the depreciation of natural gas plants and systems is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of Phillips Petroleum Company or Phillips Gas Company as of any date or for any period subsequent to December 31, 1995, and therefore we do not express any opinion on any financial statements of Phillips Petroleum Company or Phillips Gas Company subsequent to that date.


                                 Very truly yours,


                             /s/ Ernst & Young LLP
                                 -----------------
                                 Ernst & Young LLP
Tulsa, Oklahoma